

October 11, 2012

Via E-mail
Barry L. Saunders
Vice President and Chief Financial Officer
Sonoco Products Company
1 N. Second St.
Hartsville, South Carolina 29550

>   **Re:**   **Sonoco Products Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 000-00516**

Dear Mr. Saunders:

We have reviewed your letter dated September 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 14 – Commitments and Contingencies, page F-26

Contingencies, page F-26

1.   We note your response to comment 4 in our letter dated September 12, 2012. The draft disclosure provided in your response appears to indicate that management does not believe that the expected outcome of any matter, lawsuit, or claim that is pending or is threatened will have a material adverse effect on your consolidated financial position or

liquidity, but could have a material effect on your results of operations. Please provide disclosure meeting the requirements of FASB ASC 450-20-50-3 and 50-4 if there is at least a reasonable possibility that a loss has been incurred. In addition, your draft disclosure states that the ultimate outcome of the matters described cannot be predicted with certainty. Please note that virtual certainty is not required for contingent loss accrual pursuant to FASB ASC 450-20-25-3.

2.   Your response to comment 4 in our letter dated September 12, 2012 states that you are unable to estimate a range of potential loss with regard to a class action by persons who bought your stock between February 7, 2007 and September 18, 2007. Your response also states your belief that these claims are without merit and that damages being sought by the plaintiffs were unspecified. The absence of specified damages does not appear to be an adequate basis to conclude that a reasonably possible loss or range of loss cannot be estimated. Further, it appears that your assertion that the claims are without merit is more consistent with a conclusion that a liability has not been incurred. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at 202-551-3645 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief